HONORING MALCOM P. MCLEAN

THE FATHER OF CONTAINERIZATION



50 YEARS of CONTAINERIZATION 1956-2006

AN IDEA THAT CHANGED THE WAY THE WORLD DOES BUSINESS

Trailer Bridge, Inc.

2005 Annual Report

Our front cover commemorates the 50 years that have passed since Trailer Bridge founder Malcom McLean's first vessel sailed into history.

Long before it was a popular business mandate to "think outside the box" Malcom McLean did just that by directing shippers to "think inside the box." His idea to move goods in containers came alive with the sailing of the IDEAL X. In 1956, the IDEAL X embarked on a voyage that would forever change freight transportation and the world.

Containerization was a big idea that helped make the world smaller. Its logic and efficiency was embraced worldwide, turning strangers into trading partners. Today, the transportation system created by containerization is the largest hard asset network in the world. Malcom McLean's idea to transport freight in containers is directly tied to the current mega growth in trade. Millions of containers filled with trillions of dollars worth of goods cross the globe yearly, increasing living standards for billions of people. Because containerization empowers world trade, it promotes world peace. What a legacy!

Fifty years after the IDEAL X set sail, Malcom McLean's innovative thinking lives on in Trailer Bridge. Here, he created a business model that increased box size and decreased operating costs. Every day, Trailer Bridge proves the efficacy of this model by moving more freight for less cost in the Puerto Rico trade lane.

All of us at Trailer Bridge celebrate the golden anniversary of containerization and take pride in being part of Malcom McLean's enduring vision. Our founder taught us well. When it comes to freight, we will never stop thinking 'outside the box'.

Trailer Bridge, Inc.

Quality Policy

Trailer Bridge employees will provide quality service, value and growth for our customers and shareholders through continuous improvement and teamwork.

Mission Statement

Trailer Bridge's mission is to provide cost and service effective transportation that contributes to the success of both the customers and the company.

The mission will be achieved through commitment to a continual improvement process that best matches customers' needs with the company's strengths.

Attainment of the mission will result in financial strength needed for sustained growth, overall product improvement and ongoing achievement of customer, employee and shareholder objectives.

Trailer Bridge has all U.S. and Puerto Rico locations ISO 9001:2000 certified.

Printed on recycled paper.

Cover Illustration: Jon Valk

Dear Shareholders,

The year just ended was one of financial accomplishment at Trailer Bridge. The major milestone of 2005 was revenue growth of $7.1 million that resulted in a $5.5 million increase in net income. This performance improvement was driven by rate increases and the year-end 2004 transactions to purchase previously leased assets. In 2005, we were the best performing U.S. flag container carrier in terms of operating ratio and other financial measures comparing income and cash flow to revenue. We are proud of that accomplishment, but believe our system is capable of performing even better. Our transportation system has greater operating leverage than our peers due to the fixed versus variable nature and the absolute level of our costs. To perform as we did with southbound vessel utilization of 88.9%, a level below the 96.5% we actually achieved in 2004, highlights the further opportunity we have from better utilization of presently deployed vessels. To perform as we did despite being the smallest U.S. flag container carrier highlights the further opportunities from deploying our additional vessels in liner service when scale and operating leverage will sharpen our competitive cost advantages even more.

Looking further ahead, we envision that models like our transportation system offer exceptional promise in other Jones Act and non-Jones Act liner markets. As in the Puerto Rico market, our system offers compelling per unit cost advantages that we highlight in communications and interviews. An in-depth interview from the December 5, 2005 issue of The Wall Street Transcript is available on our www.trailerbridge.com website.

This year our cover commemorates the 50 years that have passed since our founder Malcom McLean's first vessel sailed into history (see inside cover dedication). We once again are presenting the names of our entire team on the back cover of our annual report. The best hard assets in our sector are made better by the best human assets. We thank each and every one of them for their efforts, dedication and service. We're in a service business and we have a great service team.

In last year's shareholder letter, we said it was a time of great promise for Trailer Bridge. Our actual 2005 results and how those results compare to our peers gives more tangible evidence of the competitive advantages our model offers and that we have consistently highlighted. They remain at work and we believe those same themes will continue to drive change in the Puerto Rico martket that will be good for Trailer Bridge's shareholders. This is still our time, and we are committed to maximizing it for the benefit of shareholders.

John D. McCown
Chairman & CEO

Ralph W. Heim
President & COO

Financial Review

Item 6. Selected Financial Data

The selected financial data set forth below has been derived from the financial statements of the Company. The selected financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this report.

	2005	2004	2003	2002	2001	
		(In thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA:						
Operating revenues	$ 105,859	$ 98,775	$ 86,434	$ 75,954	$ 82,134	(1)
Operating income (loss)	18,250	8,597	(2,595)	(4,036)	(26,242)	(2)(3)
Net income (loss)	7,834	4,430	(5,455)	(7,103)	(29,420)	(2)(3)
Net income (loss) attributable to common shareholders	7,834	2,353	(7,282)	(7,747)	(29,420)	
Basic, net income (loss) per common share	0.67	0.20	(0.74)	(0.79)	(3.01)	
Diluted, net income (loss) per common share	0.64	0.19	(0.74)	(0.79)	(3.01)	
BALANCE SHEET DATA:						
Working capital (deficit)	15,427	10,423	(2,041)	(6,452)	(21,373)	
Total assets	119,230	114,226 (4)	61,262	65,406	67,724	
Long-term debt, capitalized leases and due to affiliate	107,631	109,595 (4)	43,340	44,959	61,153	
Stockholders' equity (Capital deficit)	$ 782	$ (7,090)(4)	$ 4,634	$ 9,000	$ (8,745)	

(1) During 2001, the Company provided weekly service between Newark, New Jersey and San Juan, Puerto Rico. The service was discontinued in December 2001.

(2) Includes $1,054,410 of restructing expenses relating to the wind down of its Newark operations

(3) Includes $3,820,421 charge for impairment of assets

(4) During the fourth quarter of 2004 the Company aquired all the assets and certain debt of an affiliate, resulting in the retirement of the Company's Class B Preferred Stock.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

EXECUTIVE SUMMARY

The Company earns revenue by the movement of freight by water to and from Puerto Rico from the continental United States through its terminal facility in Jacksonville, Florida. The Company also earns revenue from the movement of freight within the continental United States by truck when such movement complements its core business of moving freight to and from Puerto Rico. The Company's operating expenses consist of the cost of the equipment, labor, facilities, fuel and administrative support necessary to move freight to and from Puerto Rico and within the continental United States. The Company's improvement in operating income and the resulting operating ratio during 2005 are primarily due to significant reductions in rent expense on vessels and equipment, partially offset by the related increase in depreciation expense and interest expense, which result from the assets purchased in the transaction completed in December 2004, in addition to an increase in revenue primarily resulting from increased rates in the Puerto Rico trade lane in which the Company operates.

RESULTS OF OPERATIONS

The following table sets forth the indicated items as a percentage of net revenues for the years ended December 31, 2005, 2004 and 2003.

Operating Statement - Margin Analysis
(% of Operating Revenues)

	2005	2004	2003
Operating Revenues	100%	100%	100%
Salaries, wages, and benefits	15	15	18
Rent and purchased transportation:			
Related Party	-	7	8
Other	21	24	28
Fuel	13	10	10
Operating and maintenance (exclusive of depreciation shown separately below)	22	24	25
Taxes and licenses	0	0	1
Insurance and claims	3	3	3
Communications and utilities	1	1	1
Depreciation and amortization	4	3	4
(Gain) Loss on sale of assets	1	(0)	(0)
Other operating expenses	3	4	4
Total Operating Expenses	83	91	103
Operating income (loss)	17	9	(3)
Net interest expense	(10)	(5)	(3)
Provision for Income taxes	(0)	-	-
Net income (loss)	7%	4%	(6)%

Year ended December 31, 2005 Compared to Year ended December 31, 2004

The Company's operating ratio (operating expense stated as a percentage of operating revenues) improved from 91% in 2004 to 83% in 2005. This improvement is more fully explained under operating expense caption set forth below.

Revenues

The following table sets forth by percentage and dollar, the changes in the Company's revenue and volume by sailing route and freight carried:

Volume & Revenue Changes 2005 compared to 2004

	Overall	Southbound	Northbound
Volume Percent Change:			
Core container & trailer	-3.4%	-0.4%	-12.2%
Auto and other cargos	-22.9%	-17.1%	-67.3%
SOLs (Shipper owned equipment loads)	-25.7%	-27.8%	-1.1%
Domestic linehaul	-66.5%		
Revenue Change ($millions):			
Core container & trailer	$ 3.3	$ 3.7	$ (0.4)
Auto and other cargos	(2.8)	(2.1)	(0.7)
SOLs	(0.3)	(0.3)	(0.0)
Domestic linehaul	(0.5)		
Other Revenues	7.4		
Total Revenue Change	$ 7.1		

The increase in core container and trailer revenue, and other revenue is primarily due to increases in accessorial charges and freight rates, offset by volume decreases.

Vessel capacity utilization on the core continental U.S. to Puerto Rico traffic lane was 88.9% during 2005, compared to 96.5% during 2004. Southbound trailer and container volume remained relatively stable but vessel capacity utilization decreased due to a decrease in the auto and other cargo volume southbound. The Company will monitor the auto and other cargo market and make adjustments as necessary to best utilize its vessel capacity.

Domestic line haul revenue is generated for moves that originate and terminate within the continental United States. The decrease in domestic line haul revenue was primarily the result of less domestic linehaul within the continental United States, as our land based revenue equipment was reallocated to service the primary continental United States to Puerto Rico lane.

The increase in other revenues is primarily attributable to an increase in fuel surcharges, demurrage, security charges and charterhire. The Company's fuel surcharge is included in the Company's revenues and amounted to $11.9 million in 2005 and $7.0 million in 2004. Demurrage, a charge assessed for failure to return empty freight equipment on time, is also included in the Company's revenues and amounted to $3.1 million in 2005 in comparison to $2.9 million in 2004. During 2005 total charterhire revenue amounted to $1.0 million in 2005 and $0.7 million in 2004. Charterhire is rental revenue for vessels not in use in a liner service. Security Charges are charges to cover the Company's expenses beyond the normal security required to ensure the safety of the Shipper's cargo. These charges amounted to $1.8 million in 2005 in comparison to $1.3 million in 2004.

Operating expenses

Operating expenses decreased by $2.6 million, or 2.8% from $90.2 million in 2004 to $87.6 million for 2005. This decrease was due primarily to the purchase of primarily leased fixed assets in late 2004 resulting in a lower rent and purchased transportation expense and offset partially by higher depreciation expense. This change was also offset by higher fuel expenses. Salaries and benefits increased by $.8 million or 5.3 % primarily due to increases in salary and incentive based compensation as a result of operating performance combined with increased health care benefits cost, partially offset by lower workers compensation expenses. The Related party purchased transportation decrease of $6.7 million was the result of the purchase of the Ro/Ro Barges in December of 2004. Rent and purchased transportation decreased by $1.4 million or 5.8% due to the Company purchasing equipment in December 2004 that was previously leased and the increased usage of rail transportation instead of truck transportation. Fuel expense increased $3.6 million or 35.6% as a result of a $3.0 million increase in tug fuel and a $.6 million increase in truck fuel expense due to market price increases. Operating and maintenance expense decreased $.5 million or 2.3% primarily due a $.6 million decrease in tire expenses in 2005 due to 2004 Tire Replacement Program. Depreciation and amortization expense increased by $1.3 million or 43.4% due to the Company's purchase of property, plant and equipment, including the RO/RO barges and revenue equipment purchased with the proceeds of the senior secured notes issued December 2004. Loss on sale of assets increased by $.5 million primarily due to the sale of a portion of the Company's over the road equipment. Other operating expenses decreased $0.2 million due to lower professional fees in 2005. As a result, the Company's operating ratio improved to 83% during 2005 from 91% during 2004.

During 2004, the Company had an appraisal performed on its vessels, containers and chassis, which included a review of the useful lives. The results of this appraisal indicated an increase in the useful life of these assets, from the lives originally estimated by the Company. As such, management revised its estimate of the remaining useful lives of chassis, VTMs (Specialized containers for carrying vehicles), vessels and containers to extend the useful live by approximately 6 to 10 years. During 2004, a change in accounting estimate was recognized to reflect this decision, resulting in a decrease of depreciation expense for 2004 by approximately $409,000 and as an increase in net income of approximately $409,000 or $.03 per basic and diluted share.

Interest Expense

Interest expense increased to $10.5 million in 2005 from $4.2 million in 2004 primarily due to the senior secured debt, which was only outstanding for a portion of the Fourth Quarter of 2004 compared with the entire year in 2005

Income taxes

Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

During 2005, the Company realized a reversal of approximately $10.9 million of its' deferred tax asset valuation allowance. As of December 31, 2005, management has recorded approximately $10.0 million as a valuation allowance on its deferred tax asset. Management is continuously evaluating the deferred tax valuation allowance, to determine what portion of the deferred tax asset, if any, may be realized in the future. Management's evaluation includes, among other things, such factors as a history of profitability, a substantial history of operations upon which to base a forecast and a history of accurately forecasting future results of operations.

For the year ended December 2005, while the Company had sufficient Net Operating Loss carryforwards to offset its taxable income, for Alternative Minimum Tax purposes, a corporation is only allowed to reduce (through available NOLs) its AMTI (alternative minimum taxable income) by 90%. The remaining 10% is taxed at a 20% AMT rate. The majority of the current tax expense is related to AMT Tax Due for 2005 and 2004. See Note 9 to the financial statements.

As a result of the factors described above the Company reported net income of $7.8 million for 2005 compared to net income of $4.4 million in 2004.

Preferred Stock Series "B"

Undeclared Cumulative Dividends - In 2004, the Company recorded undeclared dividends on preferred stock series "B" of $1,115,796. These dividends were recorded because they were contractual obligations, the obligation to pay the dividend was waived in 2004.

Preferred Stock Accretion -. In 2004, the Company recorded Preferred Stock Series "B" accretion of $515,845.

Excess Consideration Transferred to the Holders of the Preferred Stock Over the Carrying Amount - In connection with the acquisition of K-Corp on December 1, 2004, the Company redeemed the Series "B" Preferred Stock for $24 million. In connection with the redemption, the Company recorded the excess of the consideration transferred ($24 million) to the holders of the preferred stock over the carrying amount of the preferred stock, ($23.5 million), and reflected as a subtraction of $0.5 million from net earnings available to common shareholders. This transaction was recorded in accordance with Emerging Issues Task Force D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock"

As a result of the acquisition of K-Corp and the redemption of the Series "B' Preferred Stock, the Company did not have these transactions in 2005 and will not in subsequent years.

Vessels

The Company owns five TBCs and two ROROs. The Company's regular liner service between San Juan, Puerto Rico and Jacksonville, Florida includes two of the TBCs and the ROROs.

Management continues to evaluate the use of the three vessels not currently used in the liner service and no determination has been made as to their final use. As an alternative to their current use management has used one vessel as a ready spare, relieving the other vessels in the fleet during periods dry-docking in order to protect market share and keep established shipping routes open, and has chartered the other vessels on a short term basis to third parties. Ultimately management intends to use all of these vessels in its current liner service or on expanded trade routes.

It is the management's belief that based on the current cash flows derived from the TBC vessels and their current market value as determined by an independent appraiser, that the current excess capacity of the two vessels, available for charter, does not indicate an impairment. In the first half of 2006, a TBC vessel is replacing a RORO vessel in the Jacksonville to San Juan trade lane while the RORO vessels complete their Dry-Docking / Recertification process.

Year ended December 31, 2004 Compared to Year ended December 31, 2003
Revenues

The following table sets forth by percentage and dollar, the changes in the Company's revenue and volume by sailing route and freight carried:

Volume & Revenue Changes 2004 compared to 2003

	Overall	Southbound	Northbound
Volume Percent Change:			
Core container & trailer	4.1%	0.2%	17.5%
Auto and other cargos	15.4%	16.0%	11.5%
SOLs	16.0%	19.2%	(11.7)%
Domestic linehaul	(54.3)%		
Revenue Change ($millions):			
Core container & trailer	$ 4.2	$ 3.4	$ 0.8
Auto and other cargos	3.3	3.1	0.2
SOLs	0.4	0.4	(0.0)
Domestic linehaul	(1.2)		
Other Revenues	5.6		
Total Revenue Change	$ 12.3		

The increase in core container and trailer revenue, auto and other revenue is due to increased vessel capacity utilization and increased rates per equivalent units.

Vessel capacity utilization on the core continental U.S. to Puerto Rico traffic lane was 96.5% during 2004, compared to 93.3% during 2003.

Domestic line haul revenue is for moves that originate and terminate within the continental United States. The decrease in domestic line haul revenue was primarily the result of less domestic linehaul within the continental United States, because of increased demand in the Puerto Rico shipping lane. This change in demand resulted in less equipment available for Domestic linehaul.

The increase in other revenues is primarily attributable to an increase in fuel surcharges, demurrage, security charges and charterhire. The Company's fuel surcharge is included in the Company's revenues and amounted to $7.0 million in 2004 and $4.0 million in 2003. Demurrage, a charge assessed for failure to return empty freight equipment on time, is also included in the Company's revenues and amounted to $2.9 million in 2004 in comparison to $2.2 million in 2003. During 2004 total charterhire revenue amounted to $0.7 million in 2004 and $0.4 million in 2003. Charterhire is rental revenue for vessels not in use in a liner service. Security Charges are charges to cover the Company's expenses beyond the normal security required to ensure the safety of the Shipper's cargo. These charges amounted to $1.3 million in 2004 in comparison to $.3 million in 2003.

Operating expenses

Operating expenses increased by $1.2 million, or 2.1% from $89.0 million in 2003 to $90.2 million for 2004. This increase was due to volume-related increases in substantially all areas other than salaries and benefits, related party purchase transportation, other purchase transportation and taxes and licenses which decreased 3.5%, 8.5%, 4.5% and 60.0%, respectively. The decrease in salaries and benefits was due to lower driver payroll due to fewer miles driven by Company drivers. The decrease in related party purchase transportation was the result of the purchase of the Ro/Ro Barges in December. The decrease in rent of other purchase transportation was the result of the Company purchasing equipment that was previously leased and the increased usage of rail transportation instead of truck transportation. The decrease in taxes and license is associated with a favorable legal determination in Puerto Rico, which resulted in the reversal of a $.3 million accrual recorded in 2001. Fuel expense increased $1.2 million or 13.8% primarily as a result of a $1.4 million increase in tug fuel from increased fuel prices partially offset by a decrease of $0.2 million in truck fuel expense resulting from increased use of rail transportation. Operating and maintenance expense increased $1.8 million or 8.3% due to $1.2 million in higher cargo handling costs related to increased volume; $0.3 million increase in repairs and maintenance due to a detailed survey of revenue equipment and increased dry docking and vessel maintenance expense and marine terminal expenses. Other operating expenses increased $0.8 million due to professional fees during 2004; an increase in the provision for doubtful accounts is primarily due to the increase in revenues during 2004. Depreciation expense declined $0.3 million or 10% to $3.1 million in 2004 from $3.4 million in 2003, primarily due to a change in estimated lives of depreciable property as further discussed below, partially off-set by an increase in depreciable assets. And as a result, the Company's operating ratio improved to 92% during 2004 from 103% during 2003.

In August 2004, the Company extended the estimated remaining life for its TBC barges by twelve years and its containers, VTMs and chassis by seven and nine years respectively, to more accurately reflect the remaining useful life of its equipment. This change in estimate was recorded prospectively and resulted in reduction in depreciation expense of approximately $409,000 or $0.03 per common share for 2004.

Interest Expense

Interest expense increased to $4.2 million in 2004 from $2.9 million in 2003 primarily due to higher interest rates on the Company's floating rate indebtedness and the write-off of approximately $0.5 million in deferred loan costs associated with the Company's prior term loan with a variable interest rate. In December of 2004, the term loan indebtedness was satisfied with the proceeds of the $85 million in senior secured debt.

Income taxes

Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

During 2004 the Company realized a reversal of approximately $1.7 million of its deferred tax asset, from which the management has recorded approximately $21.0 million as a valuation allowance for the current year. Management is continuously evaluating the deferred tax valuation allowance, to determine what portion of the deferred tax asset, if any, may be realized in the future. Management's evaluation includes, among other things, such factors as a history of profitability, a substantial history of operations upon which to base a forecast and a history of accurately forecasting future results of operations.

As a result of the factors described above the Company reported net income of $4.4 million for 2004 compared to net loss of $5.5 million in 2003.

Preferred Stock Series "B"

Undeclared Dividends - The undeclared dividends on the preferred stock series "B" increased to $1,115,796 in 2004 from $846,385 in 2003, primarily due to increases in the contractual dividend rate from 2003. These dividends will never be paid and are recorded because they were contractual obligations.

Preferred Stock Accretion - The Preferred Stock Series "B" accretion decreased to $515,845 in 2004 from $980,745 in 2003, due to the recognition of the implied discount rate, which was applicable to the Series "B" Preferred Stock in accordance with the Staff Accounting Bulletin No. 68 "Increasing Rate Preferred Stock", through December 1, 2004.

Excess Consideration Transferred to the Holders of the Preferred Stock Over the Carrying Amount - In connection with the acquisition of K-Corp on December 1, 2004, the Company redeemed the Series "B" Preferred Stock for $24 million. In connection with the redemption, the Company recorded the excess of the consideration transferred ($24 million) to the holders of the preferred stock over the carrying amount of the preferred stock, ($23.5 million), and reflected as a subtraction of $0.5 million from net earnings available to common shareholders. This transaction was recorded in accordance with Emerging Issues Task Force D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock"

As a result of the acquisition of K-Corp and the redemption of the Series "B' Preferred Stock, the Company will not have these transactions in 2005 and subsequent years.

DIVIDENDS

The Company has not declared or paid dividends on its common stock during the past five years.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations was $13.6 million in 2005 compared to net cash provided by operations of $3.1 million in 2004. This represented an increase of $10.5 million from 2004. $9.2 million of the improvement was attributable to increased net income, an improvement in collection activity and timing of payments related to accounts payable. The decrease in accounts payable was facilitated by the Company's improved profitability. Net cash used in investing activities was $6.1 million in 2005 compared to net cash used in investing activity in 2004 of $23.6 million in 2004. This represented a change of $17.4 million from 2004. $19.8 million of the decrease is directly related to the purchase of equipment primarily the Ro/Ro vessels and revenue equipment from the proceeds of the senior secured notes in December 2004 which was offset by the $6.3 million of additions added in 2005. Net cash used in financing activities was $2.3 million in 2005 compared to net cash provided by financing activities of $26.2 million in 2004 representing a change of $28.5 million. In December 2004, the Company issued $85 million of Senior Secured notes, using $24 million to redeem the outstanding preferred shares and $14.3 million to pay down the line of credit. At December 31, 2005, cash amounted to $11.4 million, working capital was a $15.4 million, and stockholders' equity was a $.8 million.

The Company anticipates capital expenditures of approximately $3.1 million during 2006, primarily consisting of $1.7 million for container betterments and $1.4 million to replace two container handling vehicles. The Company will also complete the regulatory dry docking for both of the RORO barges, which began in January and is estimated to be completed by the end of the second quarter. The dry docking cost is estimated to range between $6.0 and $7.0 million. Upon completion, both RORO barges will be certified for a period of five years.

The Company has issued two series of Ship Financing Bonds designated as its 7.07% Sinking Fund Bonds Due September 30, 2022 and 6.52% Sinking Fund Bonds Due March 30, 2023. These bonds are guaranteed by the U.S. government under Title XI of the Merchant Marine Act of 1936, as amended. The aggregate principal amount of the Title XI Bonds outstanding at December 31, 2005 was $20.9 million. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America to offer and sell the notes, in December 2004 the Company deposited approximately $2.0 million into a reserve fund that secures the Title XI Bonds. In 2005 the Company placed an additional $.7 million in this reserve fund.

As of December 31, 2005, the Company was restricted from performing certain financial activities due to it not being in compliance with Title XI debt covenants relating to certain leverage ratios. The provisions of the Title XI covenants provide that, in the event of noncompliance with the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Transportation of the United States (the "Secretary "). If such permission is not obtained and the Company enters into any of the following actions it will be considered to be in default of the Title XI covenants and the lender will have the right to call the debt. These actions are as follows: (1) acquire any fixed assets other than those required for the normal maintenance of its existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of its assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI and liens incurred in ordinary course of business. However, none of the foregoing covenants will apply at any time if the Company meets certain financial tests provided for in the agreement and the Company has satisfied its obligation to make deposits into the reserve fund. As of December 31, 2005, the Company was in compliance with such restrictions. The debt was not in default, and the lender did not have the right to call the debt.

According to the Title XI debt agreement, the Company is required to deposit a portion of net income into a reserve fund that secures the Title XI Bonds. As of December 31, 2005, the total amount held in deposit is $2.7 million and its current deposit requirement based on earnings through December 2005 is approximately $1.6 million, such amount will be paid in 2006. The Title XI debt agreement requires an annual deposit until an amount equal to fifty percent of the outstanding balance is reached which is approximately $10.5 million as of December 31, 2005.

On December 1, 2004 the Company amended its existing revolving credit facility with Congress Financial Corporation to reduce the maximum availability from $20 million to $10 million. The agreement provides for interest equal to the prime rate plus 1.5%. The revolving line of credit is subject to a borrowing base formula based on a percentage of eligible accounts receivable and expires in April 2007. The revolving credit facility is secured by our accounts receivable. At December 31, 2005, the Company had approximately $8.6 million available for future advances under this credit line. At December 31, 2005, there were no advances drawn on this credit facility.

The $85 million in 9-1/4 % Senior Secured Notes mature on November 15, 2011. Interest on the notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9-1/4 % per year on the principal amount. The notes will mature on November 15,

2011. After November 15, 2008, the Company may redeem the notes, in whole or in part, at its option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, prior to November 15, 2007, the Company may redeem up to 35% of aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109 1/4 % of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require the Company to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. The agreement among other things, restricts (as defined) the Company to (a) incur or guarantee additional debt (b) to pay dividends, repurchase common stock or subordinate debt (c) create liens (d) transact with affiliates and (e) transfer or sell assets.

INFLATION

Inflation has had a minimal effect upon the Company's operating results in recent years. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. The Company expects that inflation will affect its costs no more than it affects those of other truckload and marine carriers.

SEASONALITY

The Company's marine operations are subject to the seasonality of the Puerto Rico freight market where shipments are generally reduced during the first calendar quarter and increased during the third and fourth calendar quarter of each year. This seasonality is not as pronounced in recent years.

The Hurricane Season of 2005 did not materially affect the Company's operations.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations and commitments. See Notes 5, 6 and 7 of the Notes to Financial Statements for additional information regarding transactions with related parties, long-term debt and operating leases.

Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt Obligations	$ 105,923,745	$ 1,208,902	$ 2,417,804	$ 2,417,804	$ 99,879,235
Due to affiliates	1,707,046	813,289	893,757	-	-
Title XI Deposit	1,578,865	1,578,865	-	-	-
Operating Lease Obligations	22,787,271	9,582,712	4,016,994	3,445,696	5,741,869
Total	$ 131,996,927	$ 13,183,768	$ 7,328,555	$ 5,863,500	$ 105,621,104

Purchase obligations are reflected in accounts payable and accrued liabilities on the balance sheet and are not reflected in the above table. In addition, the table above does not include contractual interest obligations on the Company's debt and other purchase obligations that are not material.

TRANSACTIONS WITH AFFILIATES

The Company leased two roll-on/roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico from an affiliate, Kadampanattu Corp. (K-Corp), under operating lease agreements until

December 2004. Certain stockholders of the affiliate were controlling stockholders of the Company through August 16, 2004. The lease payments were $10,050 per day for each vessel. The vessels were purchased with proceeds from the Senior Secured notes. Total lease expense under these leases from affiliate totaled $6,714,863 and $7,336,500 in 2004 and 2003, respectively. During 2004, the affiliate agreed to defer $1.5 million of charter hire to be paid by the Company.

In April 2004, the $1.5 million deferred charter hire obligation was combined with the $989,436 of advances into a $2.5 million obligation payable over 36 months with interest at 8.03% a year. In connection with the K-Corp acquisition, this debt was transferred to another affiliate and remained an obligation of the Company as of December 31, 2005. At December 31, 2005, the note has an outstanding balance of $1.7 million.

On August 16, 2004, the Estate of M.P. McLean distributed 1,641,732 shares of common stock to its beneficiaries. This distribution resulted in a decrease of the Estates' ownership in the Company to approximately 44.7%. On December 1, 2004, the Company purchased 100% of the stock of K Corp. for $32.0 million and the assumption of $9.1 million worth of debt, which was paid off on December 1, 2004 from a portion of the proceeds obtained with the senior secured notes. Previously K-Corp leased to the Company two roll-on / roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico.

On December 1, 2004, the Company acquired 100% of the outstanding stock of K Corp. with a portion of the proceeds obtained from the senior secured notes. As a result of the purchase, the Company has been able to improve its operations by eliminating the lease payments and replacing them with interest expense resulting from the notes on the senior secured debt and depreciation expense of the acquired RO/RO vessels. The Company paid $32.0 million and assumed debt of $9.1 million, which was paid off on December 1, 2004.

As noted above, the Company purchased the stock of K-Corp for $41.1 million, thereby acquiring K-Corp's assets, which had a historical carrying value of $48.9 million. Since the Company and K-Corp had similar controlling shareholders, the Company, recorded K-Corp's assets at the historical carrying value of $24.9 million and estimated the value of the Company's redeemed preferred stock to approximate its liquidation value. The excess of the historical carrying value over the amount paid is recorded as a $7.8 million capital contribution on the Statement of Changes in (Capital Deficit) Stockholders Equity.

The assets acquired are as follows:

The assets acquired are as follows:

	2004
Vessels	$ 24,150,632
Land	750,000
Investment in Company Preferred Stock Series B	24,000,000
Total assets acquired	$ 48,900,632

The purchase price is as follows:

	2004
Cash paid by Company	$ 32,000,000
Long term debt acquired in connection with the K-Corp Acquisition	9,132,306
Purchase price of assets acquired	$ 41,132,306
Capital Contribution received as a result of acquisition of an affiliate	$ 7,768,326

On December 1, 2004, in connection with the acquisition of K-Corp the Company redeemed the preferred stock Series B for $24 million. In connection with this redemption the Company recorded the excess of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock on the Company's balance sheet as a subtraction from net earnings to arrive at net earnings available to common shareholders.
The redemption of the preferred stock is as follows:

	2004
Purchase price paid to K-Corp	$ 24,000,000
Accreted carrying amount of the Company	23,543,702
Excess consideration given to the shareholders over the carrying value of the Preferred Class B securities	$ (456,298)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of certain accounting policies, many of which requires the Company to make estimates and assumptions about future events and their impact on amounts reported in these financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

Management believes the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, management has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's accounting policies are more fully described in Note 1 to the financial statements. Certain critical accounting policies are described below.

Revenue Recognition. Voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period; commonly referred to as the "percentage of completion" method. Voyage expenses are recognized as incurred. Demurrage and charterhire revenue are included in our revenues. Demurrage is a charge assessed for failure to return empty freight equipment on time. Charter hire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of our customers. These amounts are computed daily and included in "Operating Revenue."

Useful Life and Salvage Values. The Company reviews the selections of estimated useful lives and salvage values for purposes of depreciating our property and equipment. Depreciable lives of property and equipment range from 2 to 40 years. Estimates of salvage value at the expected date of trade-in or sales are based on the expected values of equipment at the time of disposal. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and ultimately, the gain or losses on the disposal of the asset. For instance, the Company recognized a loss of $508,624 in 2005 and a gain of $25,482 in 2004 on the disposal of assets.

Impairment Of Long-Lived Assets. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to our carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, replacement costs of such assets, business plans and overall market conditions. The Company determines undiscounted projected net operating cash flows and compares it to the carrying value. In the event that impairment occurred, the Company would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of third party valuations. In 2001, the Company recorded an impairment charge on our Triplestack Box Carriers (R) barges amounting to approximately $3.8 million. The Company recognized no impairments in 2003, 2004 or 2005. In the fourth quarter of 2005, the Company had an appraisal performed on these vessels. The results of this appraisal listed the fair market value of these vessels to be in excess of their book value.

Uncollectible Accounts. The Company records a monthly provision based on specific known collectibility problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, and adjusts the provision account to the calculated balance. It is our policy to write off receivables once it is determined that additional efforts of collection will not result in the receipt of the receivable. During the years-ended December 31, 2005, 2004 and 2003 the Company provided $1,202,003, $1,467,438 and $1,687,894, respectively for uncollectible accounts. The Company records this expense in other operating expenses. The trade receivable balances during the corresponding period were $15.1 million, $15.6 million and $11.0 million for 2005, 2004 and 2003 respectively. The trade receivable balance decrease in 2005 of $.5 was due to better collection efforts in 2005. However, the year-end balance for the allowance account increased by $185,618 and $262,815 for the years-ended December 31, 2005 and 2004, due to the mix of outstanding receivables.

Income taxes. Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

Management continues to evaluate the deferred tax valuation allowance, to determine what portion, if any of the deferred tax asset that may be realized in the future. Management's evaluation includes, among other things, such factors as a consistent history of profitability, a substantial history of operations upon which to base a forecast and a history of accurately forecasting future results of operations.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with less management judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited financial statements and notes thereto which begin on page F-1 of the Financial Statements which contain accounting policies and other disclosures required by generally accepted accounting principles.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" or SFAS 151. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage). In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of production facilities. SFAS 151 is effective for the first annual reporting period beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment," a revision of SFAS 123 or SFAS 123R. In March 2005, the SEC issued Staff Bulletin No. 107 (SAB 107) regarding its interpretation of SFAS 123R. The standard requires companies to expense on the grant-date the fair value of stock options and other equity-based compensation issued to employees. In accordance with the revised statement, the Company will be required to recognize the expense attributable to stock options granted or vested in financial statement periods subsequent to December 31, 2005. Based upon unvested options outstanding as of December 31, 2005, the Company does not believe the adoption of FAS 123R will have a material impact on its profitability.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" or FIN 47, that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company does not expect FIN 47 to have a material impact on our results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29 ("SFAS 153"). This standard eliminates the exception for nonmonetary exchanges of similar productive assets to be measured based on the fair value of the assets exchanged and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective January 1, 2006. The Company does not expect this standard to have a material impact on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections or SFAS 154, which supersedes APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on our consolidated results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

The Company has limited it's exposure to market risk from changes in interest rates, because all of the variable debt previously held by the Company was converted to fixed debt in December 2004. For the current year, the estimated fair value of the Company's long-term debt was less than the carrying values by approximately $998,000. This difference in the fair value and the carrying value is based on the anticipated increase in the Company's prime-lending rate over the term of the Company's fixed rate debt.

The Company has no interest rate swap or hedging agreements at December 31, 2005.

Expected Fiscal Year of Maturity at December 31, 2005
(Dollars in Thousands)

Long Term Debt:	2006	2007	2008	2009	Thereafter	Total	Fair Value
Fixed Rate	$ 2,022,191	$ 2,102,658	$ 1,208,902	$ 1,208,902	$ 101,088,137	$ 107,630,790	$ 106,633,524
Average Interest Rate	9.19%	9.20%	9.22%	9.22%	8.85%	9.14%	
Variable Rate	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—
Total						$ 107,630,790	

Market For Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock began trading on the NASDAQ National Market tier of The NASDAQ Stock Market on July 29, 1997 under the symbol: TRBR. During 2003, the Company's Common Stock was transferred to the NASDAQ Small Cap Market.

The following table represents the high and low bid quotations for the past two years.

	2005	High
First Quarter	$ 9.80	$ 7.00
Second Quarter	9.60	7.00
Third Quarter	9.94	6.96
Fourth Quarter	9.25	8.41

	2004	High
First Quarter	$ 7.99	$ 5.25
Second Quarter	6.50	3.56
Third Quarter	6.13	3.92
Fourth Quarter	9.52	4.50

The Company has never paid cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. Certain of the Company's loan documents prevent the payment of cash dividends under certain circumstances.

As of March 15, 2006 there were 50 stockholders of record in addition to approximately 850 stockholders whose shares were held in nominee name.

Financial Statements

TRAILER BRIDGE, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	December 31, 2005	December 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 11,389,259	$ 6,195,580
Trade receivables, less allowance for doubtful accounts of $606,717 and $421,099	15,184,182	15,590,585
Other receivables	7,611	9,561
Prepaid expenses	1,685,498	2,317,749
Total current assets	28,266,550	24,113,475
Property and equipment, net	82,679,679	82,078,423
Other assets	8,283,673	8,033,929
TOTAL ASSETS	$ 119,229,902	$ 114,225,827
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 6,191,360	$ 6,930,859
Accrued liabilities	3,866,607	3,531,473
Unearned revenue	759,023	1,258,892
Current portion of long-term debt	1,208,902	1,208,902
Current portion of due to affiliates	813,289	760,807
Total current liabilities	12,839,181	13,690,933
Due to affiliates	893,757	1,701,329
Long-term debt, less current portion	104,714,843	105,923,745
TOTAL LIABILITIES	118,447,781	121,316,007
Commitments and Contingencies		
Stockholders' Equity (Capital Deficit):		
Convertible Preferred stock Series A $.01 par value, 1,000,000, shares authorized	-	-
Preferred stock Series B $.01 par value, 1,000,000, shares authorized	-	-
Common stock, $.01 par value, 20,000,000 shares authorized; 11,775,652 and 11,762,178 shares issued and outstanding	117,757	117,621
Additional paid-in capital	52,178,786	52,140,986
Deficit	(51,514,422)	(59,348,787)
TOTAL STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)	782,121	(7,090,180)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)	$ 119,229,902	$ 114,225,827

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
OPERATING REVENUES	$ 105,858,617	$ 98,774,666	$ 86,433,985
OPERATING EXPENSES:			
Salaries, wages, and benefits	16,084,332	15,277,446	15,835,917
Rent and purchased transportation:			
Related party	-	6,714,863	7,336,500
Other	21,985,735	23,340,757	24,435,491
Fuel	13,830,796	10,202,207	8,965,680
Operating and maintenance (exclusive of depreciation shown separately below)	23,019,585	23,557,052	21,743,396
Taxes and licenses	339,426	282,483	706,303
Insurance and claims	3,213,150	3,298,460	2,988,770
Communications and utilities	503,744	524,044	508,228
Depreciation and amortization	4,419,694	3,081,916	3,392,742
Loss (Gain) on sale of assets	508,624	(25,482)	(27,961)
Other operating expenses	3,703,230	3,924,260	3,144,385
	87,608,316	90,178,006	89,029,451
OPERATING INCOME (LOSS)	18,250,301	8,596,660	(2,595,466)
NONOPERATING EXPENSE:			
Interest (expense)	(10,525,939)	(4,174,300)	(2,859,816)
Interest income	227,535	7,244	192
INCOME (LOSS) BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	7,951,897	4,429,604	(5,455,090)
(PROVISION) BENEFIT FOR INCOME TAXES	(117,532)	11,006	-
NET INCOME (LOSS)	7,834,365	4,440,610	(5,455,090)
ACCRETION OF PREFERRED STOCK DISCOUNT	-	(515,845)	(980,745)
UNDECLARED CUMULATIVE PREFERRED DIVIDEND	-	(1,115,796)	(846,385)
EXCESS OF CONSIDERATION TRANSFERRED TO HOLDERS OF THE PREFERRED STOCK OVER THE CARRYING AMOUNT	-	(456,298)	-
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES	$ 7,834,365	$ 2,352,671	$ (7,282,220)
PER SHARE AMOUNTS:			
NET INCOME (LOSS) PER SHARE BASIC	$ 0.67	$ 0.20	$ (0.74)
NET INCOME (LOSS) PER SHARE DILUTED	$ 0.64	$ 0.19	$ (0.74)

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIT) FOR THE YEARS ENDED December 31, 2005, 2004 and 2003

	Preferred Stock Series A		Preferred Stock Series B		Common Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2003	19,550	$ 1,920,835	24,000	$ 22,047,112	9,777,500	$ 97,775
Accretion of preferred stock discount				980,745		
Options exercised					5,735	57
Satisfaction of preferred stock series B subscription with related party vessel services						
Net Loss						
Balance, December 31, 2003	19,550	1,920,835	24,000	23,027,857	9,783,235	97,832
Accretion of preferred stock discount				515,845		
Options exercised					23,943	239
Conversion of preferred stock series A into common shares	(19,550)	(1,920,835)			1,955,000	19,550
Redemption of Preferred Stock Series "B"			(24,000)	(23,543,702)		
Excess of carrying value over the purchase assets Note 6						
Capital contribution as a result of acquistion of affilate						
Net Income						
Balance, December 31, 2004	-	-	-	-	11,762,178	117,621
Options exercised					13,474	136
Net Income						
Balance, December 31, 2005	-	$ -	-	$ -	11,775,652	$ 117,757

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIT) FOR THE YEARS ENDED December 31, 2005, 2004 and 2003

	Additional Paid-In Capital	Deficit	Preferred Stock Series B Receivable	Total
Balance, January 1, 2003	$ 42,388,577	$ (56,381,419)	$ (1,073,352)	$ 8,999,528
Accretion of preferred stock discount		(980,745)		-
Options exercised	15,817			15,874
Satisfaction of preferred stock series B subscription with related party vessel services			1,073,352	1,073,352
Net Loss		(5,455,090)		(5,455,090)
Balance, December 31, 2003	42,404,394	(62,817,254)	-	4,633,664
Accretion of preferred stock discount		(515,845)		-
Options exercised	66,981			67,220
Conversion of preferred stock series A into common shares	1,901,285			-
Redemption of Preferred Stock Series "B"				(23,543,702)
Excess of carrying value over the purchase assets Note 6		(456,298)		(456,298)
Capital Contribution as a result of acquistion of affiliate	7,768,326			7,768,326
Net Income		4,440,610		4,440,610
Balance, December 31, 2004	52,140,986	(59,348,787)	-	(7,090,180)
Options exercised	37,800			37,936
Net Income		7,834,365		7,834,365
Balance, December 31, 2005	$ 52,178,786	$ (51,514,422)	$ -	$ 782,121

See accompanying summary of accounting policies and notes to financial statements

TRAILER BRIDGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED December 31, 2005, 2004 and 2003

	December 31, 2005	December 31, 2004	December 31, 2003
Operating activities:			
Net income (loss)	$ 7,834,365	$ 4,440,610	$ (5,455,090)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,162,066	3,816,041	3,392,742
Noncash purchased transportation, related party	-	-	1,073,352
Provision for doubtful accounts	1,202,003	1,467,438	1,687,894
(Gain)Loss on sale of fixed assets	508,624	(25,482)	(27,961)
Decrease (increase) in:			
Trade receivables	(795,601)	(6,038,648)	(2,778,354)
Other receivables	1,950	7,327	152
Prepaid expenses	632,252	(461,298)	82,581
Increase (decrease) in:			
Accounts payable	(739,499)	(1,571,427)	1,522,105
Accrued liabilities and related party charterhire	335,133	965,786	1,469,943
Unearned revenue	(499,869)	511,348	(40,476)
Due to affiliate	-	-	(66,795)
Net cash provided by operating activities	13,641,424	3,111,695	860,093
Investing activities:			
Acquistion of K-Corp Assets	-	(8,000,000)	-
Exercise of equipment purchase options	-	(11,770,743)	-
Additions to and construction of property and equipment	(6,322,936)	(1,888,688)	(27,442)
Proceeds from sale of property and equipment	804,237	194,019	161,881
Additions to other assets	(596,621)	(2,095,156)	(67,680)
Net cash (used in) provided by investing activities	(6,115,320)	(23,560,568)	66,759
Financing activities:			
Payments on borrowing on revolving line of credit	-	(5,779,481)	(285,010)
Payments on borrowing from affiliate	(755,091)	(5,319,332)	-
Redemption of Preferred Series B	-	(24,000,000)	-
Exercise of stock options	37,936	67,220	15,874
Proceeds from Senior Secured Debt	-	85,000,000	-
Principal payments on notes payable	(1,208,902)	(18,251,471)	(2,377,642)
Loan costs	(406,368)	(5,497,444)	-
Net cash (used in) provided by financing activities	(2,332,425)	26,219,492	(2,646,778)
Net increase (decrease) in cash and cash equivalents	5,193,679	5,770,619	(1,719,926)
Cash and cash equivalents, beginning of the period	6,195,580	424,961	2,144,887
Cash and cash equivalents, end of period	$ 11,389,259	$ 6,195,580	$ 424,961

Supplemental cash flow information and non-cash investing and financing activities:

	2005	2004	2003
Cash paid for interest	$ 9,642,041	$ 3,512,239	$ 2,515,630
Cash paid for income taxes	103,487	-	-
Satisfaction of preferred Stock Series B Subscription with related party vessel services	-	-	1,073,352
Debt assumed on purchased assets purchased from affiliate	-	9,132,306	-
Capital Contribution resulting from acquisition of K-Corp	$ -	$ 7,768,326	$ -

See accompanying summary of accounting policies and notes to financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Trailer Bridge, Inc. (the "Company") is a domestic trucking and marine transportation company with contract and common carrier authority. Highway transportation services are offered in the continental United States, while marine transportation is offered between Jacksonville, Florida and San Juan, Puerto Rico.

Cash and Cash Equivalents - The Company considers cash on hand and amounts on deposit with financial institutions with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company records a monthly provision based on specific known collectibility problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, and adjusts the provision account to the calculated balance. It is the Company's policy to write off receivables once it is determined that additional efforts of collection will not result in the receipt of the receivable.

Property and Equipment - Property and equipment are carried at cost. Property and equipment are depreciated to their estimated salvage values on a straight-line method based on the following estimated useful lives:

	Years
Buildings and structures	40
Office furniture and equipment	6-10
Leasehold improvements	2-12
Freight equipment:	4-40
Vessels	20-40
Tractors	4
Containers, Chassis and VTM's	18
Trailers	12

During 2004, the Company had an appraisal performed on its vessels, containers and chassis, which included a review of the useful lives. The results of this appraisal indicated an increase in the useful life of these assets, from the lives originally estimated by the Company. As such, management revised its estimate of the remaining useful lives of chassis, VTMs (Specialized containers for carrying vehicles), vessels and containers to extend the useful live by approximately 6 to 10 years. During 2004, a change in accounting estimate was recognized to reflect this decision, resulting in a decrease of depreciation expense for 2004 by approximately $409,000 and as an increase in net income of approximately $409,000 or $.03 per basic and diluted share.

The Company expenses maintenance and repair expenses, including regulatory drydocking of its vessels as incurred.

Tires on revenue equipment purchased are capitalized as part of the equipment cost and depreciated over the life of the vehicle. Replacement tires are expensed when placed in service.

Leasehold improvements and equipment under capital leases are amortized over the lesser of the estimated lives of the asset or the lease terms. Maintenance and repairs are expensed as incurred. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Other Assets - Other assets consist mainly of debt issuance costs that are amortized using the effective interest method over the term of the associated debt.

Revenue Recognition and Classification - Voyage revenue is recognized ratably over the duration of a voyage based on the relative transit time in each reporting period; commonly referred to as the "percentage of completion" method. Voyage expenses are recognized as incurred. Demurrage and charterhire revenue are included in our revenues. Demurrage is a charge assessed for failure to return empty freight equipment on time. Charter hire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of our customers. These amounts are computed daily and included in "Operating Revenue."

Income Taxes - Income taxes are calculated using the liability method specified by SFAS No. 109 "Accounting for Income Taxes". Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing earnings applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings.

Stock-Based Compensation - In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to continue to account for its employee stock compensation plans under Accounting Principles Board ("APB") Opinion No. 25, with pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. The following table provides an expanded reconciliation for all periods presented that adds back to reported net income (loss) the recorded expense under APB 25, net of related income tax effects, deducts the total fair value expense under SFAS 123, net of related income tax effects and shows the reported and pro forma earnings per share amounts.

	2005	2004	2003
Net income (loss) attributable to common shares, as reported	$ 7,834,365	$2,352,671	$(7,282,220)
Total stock-based employee compensation cost included in the determination of net loss, net of related tax effects			
Total stock-based employee compensation cost determined under fair value method for all awards, net of related tax effects	(234,733)	(368,993)	(496,322)
Net income (loss), pro forma	$ 7,599,632	$1,983,678	$(7,778,542)
Income (loss) per common share:			
Basic, as reported	$0.67	$0.20	$(0.74)
Diluted, as reported	$0.64	$0.19	$(0.74)
Basic, pro forma	$0.65	$0.17	$(0.80)
Diluted, pro forma	$ 0.62	$0.15	$(0.80)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the 2004 and 2003 financial statements to conform with the presentation adopted in 2005.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" or SFAS 151. SFAS 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage). In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of production facilities. SFAS 151 is effective for the first annual reporting period beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our results of operations or financial condition.

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment," a revision of SFAS 123 or SFAS 123R. In March 2005, the SEC issued Staff Bulletin No. 107 (SAB 107) regarding its interpretation of SFAS 123R. The standard requires companies to expense on the grant-date the fair value of stock options and other equity-based compensation issued to employees. In accordance with the revised statement, the Company will be required to recognize the expense attributable to stock options granted or vested in financial statement periods subsequent to December 31, 2005. Based on unvested options outstanding at December 31, 2005, the Company does not believe the adoption of FAS 123R will have a material impact on its profitability.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" or FIN 47, that requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term Conditional Asset Retirement Obligation refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company does not expect FIN 47 to have a material impact on our results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29 ("SFAS 153"). This standard eliminates the exception for nonmonetary exchanges of similar productive assets to be measured based on the fair value of the assets exchanged and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This standard is effective January 1, 2006. The Company does not expect this standard to have a material impact on our results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections or SFAS 154, which supersedes APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principle. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on our consolidated results of operations or financial condition.

2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 and 2004 consist of the following:

	2005	2004
Freight equipment	$ 99,471,113	$ 100,005,427
Office furniture and equipment	4,461,769	3,590,107
Buildings and structures	2,644,265	2,585,378
Land	1,254,703	1,254,703
Leasehold improvements	1,894,546	1,894,546
	109,726,396	109,330,161
less accumulated depreciation and amortization	(27,046,717)	(27,251,738)
	$ 82,679,679	$ 82,078,423

Depreciation and amortization expense on property and equipment was $4,401,036, $3,081,916, and $3,392,742 in 2005, 2004 and 2003, respectively.

3. TRANSACTIONS WITH RELATED PARTIES

The Company leased two roll-on/roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico from an affiliate, Kadampanattu Corp. (K-Corp), under operating lease agreements until December 2004. Certain stockholders of the affiliate were controlling stockholders of the Company through August 16, 2004. The lease payments were $10,050 per day for each vessel. Total lease expense under these leases from affiliate totaled $6,714,863 and $7,336,500 in 2004 and 2003, respectively. During 2004 the affiliate, agreed to defer $1.5 million of charter hire to be paid by the

Company, in 2004. During 2002, the Company issued to this affiliate $24 million before discount of non-convertible preferred stock Series B as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The Series B Preferred Stock was redeemed in December 2004.

During the quarter ended June 30, 2002 the Company borrowed $5 million from an affiliate, with interest at the rate of 8.03% a year. Certain stockholders of the affiliate were also principal stockholders of the Company. The proceeds of this borrowing were used to repay the $3 million borrowed under the revolving credit agreement, and to provide $2 million in working capital. Amounts outstanding were $4,933,205 at December 31, 2004. In April 2004, the $4,933,205 related party obligation was rescheduled from October 2004 to May 2007. In connection with the Senior Secured debt offering, a portion of the proceeds was used to payoff this obligation in December 2004. In addition during 2002, the same affiliate purchased preferred convertible stock Series A for $2 million. The preferred stock Series A, had a liquidation preference of $2 million. The Preferred Stock Series A, pursuant to its terms was converted into 1,955,000 common shares in July of 2004. In April 2004, the $1.5 million deferred charter hire obligation was combined with the $989,436 of advances into a $2.5 million obligation payable over 36 months with interest at 8.03% a year. In connection with the K-Corp acquisition, this debt was transferred to another affiliate and remained an obligation of the Company as of December 31, 2005.

On December 1, 2004 the Company acquired 100% of the outstanding stock of K-Corp (See note 5).

4. LONG-TERM DEBT AND DUE TO AFFILIATES

Following is a summary of long-term debt at December 31, 2005 and 2004:

	2005	2004
Senior secured notes maturing on November 15, 2011; Interest on the notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9 1/4% per year on the principal amount. The notes are collateralized by a first priority lien with a carrying value of $52.1 million on two roll-on/roll-off barges, certain equipment and the Jacksonville,Florida office and terminal, including associated real estate.	$ 85,000,000	$ 85,000,000
Ship-financing bonds and notes (Title XI) maturing on March 30, 2023; payable in semi-annual installments of principal and interest; interest is fixed at 6.52%; collateralized by vessels with a carrying value of $14,289,486 at December 31,2005; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	13,035,006	13,779,864
Ship-financing bonds and notes (Title XI) maturing on September 30, 2022; payable in semi-annual installments of principal and interest; interest is fixed at 7.07%; collateralized by vessels with a carrying value of $9,213,833 at December 31, 2005; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	7,888,739	8,352,783
Unsecured notes to affiliates maturing December 2007; payabe in monthly installments of principal and interest; interest at a rate of 8.03%;	1,707,046	2,462,136
	107,630,791	109,594,783
Less current portion	(2,022,191)	(1,969,709)
	$ 105,608,600	$ 107,625,074

(A) SENIOR SECURED NOTES

The $85 million in 9-1/4 % Senior Secured Notes mature on November 15, 2011. Interest on the notes is payable semi-annually on each May 15 and November 15, beginning on May 15, 2005. The notes accrue interest at 9-1/4 % per year on the principal amount. The notes will mature on November 15, 2011. After November 15, 2008, the Company may redeem the notes, in whole or in part, at its option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. In addition, prior to November 15, 2007, the Company may redeem up to 35% of aggregate principal amount of the notes with the net proceeds of certain equity offerings at a redemption price of 109 1/4 % of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require the Company to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. The agreement among other things, restricts (as defined) the Company to (a) incur or guarantee additional debt (b) to pay dividends, repurchase common stock or subordinate debt (c) create liens (d) transact with affiliates and (e) transfer or sell assets. The notes are secured by a first priority lien for the benefit of the holders of the notes on our two roll-on/roll-off barges, certain equipment and our Jacksonville, Florida office and terminal, including associated real estate. The notes are subordinated to the Title XI debt collateralized by the TBC (Triplestack Box Carriers) barges.

(B) SHIP FINANCING BONDS AND NOTES

In the first quarter of 2004, the Company received approval to reschedule principal payments over the remaining life of each Title XI issue. As rescheduled, the Company's semi-annual principal payments increased to $232,022 and $372,429 respectively. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America (the "Secretary") to offer and sell senior secured the notes, in December 2004 the Company deposited approximately $2.0 million into a reserve fund that secures the Title XI Bonds and during 2005 the Company deposited an additional $.7 million. As of December 31, 2005, the Company is in default of the financial covenants relating to certain leverage ratios contained in the Title XI debt agreements. The default provisions of the Title XI covenants provide that, in the event of default, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary. The Company may not take, without prior written approval, any of the following actions: (1) acquire any fixed assets other than those required for the normal maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary under Title XI and liens incurred in ordinary course of business. However, none of the foregoing restrictions will apply at any time if the Company meets certain financial tests provided for in the agreement and the Company has satisfied our obligation to make deposits into the reserve fund. In November 2004, the Company received permission from the Secretary to issue $85 million in Senior Secured Notes and to use the proceeds of this transaction to fund the acquisition of K Corp., repay K Corp.'s indebtedness, repay our existing debts, exercise certain equipment purchase options on equipment previously leased. As of December 31, 2005, the Company has not performed any such restricted financial activities and therefore, its in compliance with such restrictions. As such, the debt was not in default, and the lender did not have the right to call the debt. The United States of America under the Title XI Federal Ship Financing Program guarantees the bonds.

According to the Title XI debt agreement, the Company is required to deposit a portion of net income into a reserve fund that secures the Title XI Bonds. As of December 31, 2005, the total amount held in deposit is $2.7 million and its current deposit requirement based on earnings through December 2005 is approximately $1.6 million to be made in 2006. The Title XI debt agreement requires an annual deposit until an amount equal to fifty percent of the outstanding balance is reached which is approximately $10.5 million as December 31, 2005.

(C) REVOLVING LINE OF CREDIT On December 1, 2004 the Company amended its existing revolving credit facility with Congress Financial Corporation to reduce the maximum availability from $20 million to $10 million. The agreement provides for interest equal to the prime rate plus 1.5%. The revolving line of credit is subject to a borrowing base formula based on a percentage of eligible accounts receivable and expires in April 2007. The revolving credit facility is secured by our accounts receivable. At December 31, 2005, the Company had approximately $8.6 million available for future advances under this credit line.

(D) UNSECURED RELATED PARTY DEBT
As of December 31, 2005 $1.7 million of related party debt is outstanding. This debt arose from deferred charterhire payments to K Corp., has an interest rate of 8.03% and is payable in 36 equal monthly installments beginning in January 2005.

Following are maturities of long-term debt at December 31, 2005:

2006	$ 2,022,191
2007	2,102,658
2008	1,208,902
2009	1,208,902
2010	1,208,902
Thereafter	99,879,236
	$ 107,630,791

5. ACQUISTION OF K-CORP.

On December 1, 2004, the Company acquired 100% of the outstanding stock of K Corp. with a portion of the proceeds obtained from the senior secured notes. Previously K-Corp leased to the Company two roll-on / roll-off barge vessels and the use of a ramp system in San Juan, Puerto Rico. As a result of the purchase, the Company has been able to improve its operations by eliminating the lease agreements and replacing them with interest expense resulting from the notes on the senior secured debt and depreciation expense of the acquired RO/RO vessels. The Company paid $32.0 million and assumed debt of $9.1 million, which was paid off on December 1, 2004. These obligations were paid with a portion of proceeds of the senior secured debt. Certain pro-forma adjustments were made to eliminate lease expense previously paid to K-Corp related to the RO/RO vessels, cumulative undeclared dividends and accretion related to the Preferred Series "B" Stock and additionally include increased depreciation on the RO/RO vessels and interest on the senior secured notes issued by the Company on December 1, 2004.

The following tables highlight on a pro forma basis the results of 2004 and 2003 as if these transactions took place in the beginning of each year:

	Year Ended December 31,	
	2004 (unaudited)	2003 (unaudited)
Revenues	$ 98,774,666	$ 86,433,985
Income (loss) attributable to common shares	6,846,723	(2,830,600)
Earnings (loss) per share, basic	0.58	(0.29)
Earnings (loss) per share, diluted	0.57	(0.29)

The Company purchased the stock of K-Corp for $41.1 million. In this connection, the Company acquired K-Corp's assets, which had a historical carrying value of $48.9 million. Since the Company and K-Corp had similar controlling shareholders, the Company, recorded K-Corp's assets at the historical carrying value of $24.9 million and estimated the value of the preferred stock to approximate its liquidation value. The excess of the historical carrying value over the amount paid is recorded as a $7.8 million capital contribution on the Statement of Changes in Stockholders' Equity (Capital Deficit).

The assets acquired are as follows:

		2004
Vessels	$	24,150,632
Land		750,000
Investment in Preferred Stock Series B		24,000,000
Total assets acquired	$	48,900,632

The purchase price is as follows:

		2004
Cash paid by Company		32,000,000
Long term debt acquired in connection with the K-Corp Acquisition		9,132,306
Purchase price of assets acquired	$	41,132,306
Capital contribution as a result of acquisition of affiliate	$	7,768,326

On December 1, 2004, in connection with the acquisition of K-Corp the Company redeemed the preferred stock Series B for $24 million. In connection with this redemption the Company recorded the excess of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock on the Company's balance sheet as a subtraction from net earnings to arrive at net earnings available to common shareholders.

The redemption of the preferred stock is as follows:

		2004
Purchase price paid to K-Corp	$	24,000,000
Accreted book value of the Company		23,543,702
Excess consideration given to the shareholders over the carrying value of the Preferred Class B securities	$	(456,298)

6. OPERATING LEASES

The Company has various operating lease agreements principally for land leases, office facilities, charterhire, tug charter and equipment. The Company also has a lease agreement with the Port Authority of Jacksonville, whereas, monthly rent is calculated based on the total tonnage shipped, with an annual minimum guarantee of approximately $1.7 million. During the periods ended December 31, 2005, 2004 and 2003, the Company did not exceed the minimum tonnage under this lease agreement to require additional rent. In addition, the Company is responsible for all fuel cost for its tug charter hire agreements.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2005 are as follows:

2006	$ 9,582,712
2007	2,061,536
2008	1,955,458
2009	1,722,964
2010	1,722,732
Thereafter	5,741,869
	$ 22,787,271

Rent expense for all operating leases, including leases with terms of less than one year, was $12,012,990, $21,851,549 and $22,949,572 for 2005, 2004 and 2003, respectively.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 2005 and 2004:

	2005	2004
Interest	$ 1,483,976	$ 1,027,969
Marine expense	859,396	1,060,697
Salaries and wages	687,664	487,089
Fringe benefits	341,042	639,618
Other	233,492	195,082
Rent	230,267	90,837
Taxes	30,770	30,181
	$ 3,866,607	$ 3,531,473

8. OTHER ASSETS

Other assets consist of the following at December 31, 2005 and 2004:

	2005	2004
Title XI Restricted Deposit	$ 2,699,246	$ 2,042,527
Debt Issuance Costs, net of a accumulated amortizaton	5,355,716	5,690,918
Other	228,711	300,484
	$ 8,283,673	$ 8,033,929

Amortization expense for the years ended December 31, 2005, 2004 and 2003 was $852,920, $734,124 and $191,257, respectively.

9. INCOME TAXES

The (provision) benefit for income taxes is comprised of the following for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Current:			
Federal	$ (116,395)	$ -	$ -
State	(1,137)	11,006	-
	(117,532)	11,006	-
Deferred			
Federal	(2,549,633)	(1,456,906)	1,818,899
State	(494,209	(276,420)	219,289
	(3,043,842)	(1,733,326)	2,038,188
Valuation allowance decrease (increase)	3,043,842	1,733,326	(2,038,188)
Total income tax benefit (provision)	$ (117,532)	$ 11,006	$ -

Income tax (provision) benefit for the years ended December 31, 2005, 2004 and 2003 differs from the amounts computed by applying the statutory Federal corporate rate to income (loss) before (provision) benefit for income taxes. The differences are reconciled as follows:

	2005	2004	2003
Tax (provision) benefit at statutory Federal rate	$ (2,703,645)	$ (1,515,293)	$ 1,859,061
(Increase) decrease in deferred tax asset valuation allowance	3,043,842	1,733,326	(2,038,188)
Nondeductible expenses	(77,282)	(39,763)	(40,162)
State income taxes, net of Federal benefit	(380,447)	(167,264)	219,289
Total income tax benefit (provision)	$ (117,532)	$ 11,006	$ -

Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

The components of the Company's net deferred tax asset at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Net operating loss carry forwards	$ 27,546,055	$ 31,026,256
Employee stock option	2,835,804	3,240,895
Intangible Asset	159,572	123,056
Allowance for bad debts	230,552	160,018
Accrued vacation	106,922	110,036
Other	132,119	252,007
Gross deferred assets	31,011,024	34,912,268
Deferred tax liabilities:		
Fixed asset basis	20,976,842	13,958,221
Gross deferred tax liabilities	20,976,842	13,958,221
Deferred tax asset valuation allowance	10,034,182	20,954,047
Net deferred tax asset	$ -	$ -

The Company has recorded various deferred tax assets as reflected above. In assessing the ability to realize the deferred tax assets, management considers, whether it is more likely than not, that some portion, or the entire deferred tax asset will be realized. The ultimate realization is dependent on generating sufficient taxable income in future years. The valuation allowance account decreased by $10,919,865 and $1,733,326 in 2005 and 2004 respectively as a result of the Company being able to use its net operating loss carryforwards to reduce taxable income and the difference in tax and book basis of the vessels purchased in December 2004. The Company anticipates that its taxable temporary differences will reverse in the same period as the deductible temporary differences therefore assuring realization after non-reserved portion of its deferred assets.

At December 31, 2005, the Company had available net operating loss ("NOL") carryforwards for federal income tax purposes of $72,489,618, which expire beginning in 2007.

11. STOCKHOLDERS' EQUITY

Earnings Per Share:
The Company has adopted the consensus reached in EITF 03-06, "Participating Securities and Two-Class Method under FASB 128" which provides further guidance on the definition of participating securities and requires the use of the two-class method in calculating earnings per share for enterprises with participating securities under SFAS Statement 128, "Earnings per Share."

Pursuant to EITF 03-06, the Company's Series A convertible preferred shares (prior to their conversion to common shares) were considered participating securities. EITF 03-06 requires that each period's income be allocated to participating securities, if there is no conversion. Accordingly, for the reporting periods in which there is income attributable to common shareholders, the Company allocated a portion of such income to the Series A convertible shareholders based upon the pro-rata share of income, weighted for the period prior to redemption. During reporting periods in which there was a net loss attributable to common shareholders, such loss is allocated entirely to the common shares.

The following reconciles Basic and Diluted Earnings Per Share:

For years ended December 31,	2005	2004	2003
Basic Earnings Per Share:			
Net Income(loss) attributable to common shareholders	$ 7,834,365	$ 2,352,671	$ (7,282,220)
Net Income (loss) allocated to preferred Series A Shareholders prior to conversion (1)	-	(217,706)	-
Net income(loss) allocated to commons shareholders	$ 7,834,365	$ 2,134,965	$ (7,282,220)
Weighted average common shares-basic	11,769,037	10,662,791	9,777,391
Income (loss) per common shares- basic	$ 0.67	$ 0.20	$ (0.74)
Diluted Earnings Per Share			
Add: Diluted effect of assumed conversion of Preferred Series A	-	1,087,301	-
Add: Diluted effect of options	543,911	366,655	-
Weighted average shares -diluted	12,312,948	12,116,747	9,777,391
Income (loss) per common shares- diluted	$ 0.64	$ 0.19	$ (0.74)

(1) - Weighted for days outstanding prior to conversion on July 23, 2004

Options to purchase 484,550, 489,200 and 900,466 shares of the Company's common stock were excluded from the calculation of diluted earnings per share as their effect would be anti-dilutive during the years ended December 31, 2005, 2004 and 2003, respectively.

Preferred Stock Series A:

The preferred stock Series A, had a liquidation preference of $2 million. The voting rights of the preferred stock Series A except where class voting is required by law, the preferred stock Series A votes together with the common stock as a single class, with each share of preferred Series A entitled to 35.42 votes per share. The preferred stock Series A, pursuant to its terms was converted into 1,955,000 common shares in July of 2004.

Preferred Stock Series B:

During 2002, the Company issued 24,000 shares of preferred stock Series B to an affiliate as payment for indebtedness, amounts deferred under the long-term charters of the Company and an advance portion of the 2003 charterhire. The total issued value of preferred stock Series B was $24 million. As an increasing rate preferred stock, Series B was recorded at fair-value resulting in an initial discount of approximately $2.6 million. Accretion for the year ended December 31, 2004 and 2003 was $515,845 and $980,745 respectively. Beginning on April 1, 2003 cumulative dividends began to accrue at a rate equal to the 90-day plus 350 basis points. Beginning in 2004, the dividend rate increased 25 basis points a quarter up to a maximum dividend rate of the 90-day libor rate plus 650 points. Contractual undeclared dividends aggregated to $1,115,795 at October 31, 2004 and $846,385 at December 31, 2004. Such dividends have not been declared, accrued or paid. On October 31, 2004 the contractual dividend was permanently waived by the holder. A portion of the preferred stock series B was issued to pay $1.1 million of the Company's 2003 charterhire commitments to an affiliate. In 2003, the Company offset the subscription as the charterhire was used. The preferred stock Series B was redeemed by the Company in conjunction with the acquisition of K-Corp. In accordance with EITF D-42 the $0.5 million excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the Company's balance sheet was subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.

Stock Options:

In 1997, the Company's Board of Directors and stockholders authorized the establishment of an Incentive Stock Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Company and its shareholders by retaining the services of outstanding key management members and employees and encouraging them to have a greater financial investment in the Company and increase their personal interest in its continued success. The Company initially reserved 785,000 shares of common stock for issuance pursuant to the Plan to eligible employees under the Plan. In July 2000, the Board of Directors authorized an increase of 515,000 shares of common stock reserved under the Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Plan. The options vest equally over a period of five years and the maximum term for a grant is ten years.

In July 2000, the Company's Board of Directors and its stockholders authorized the establishment of the Non-Employee Director Stock Incentive Plan (the "Director Plan"). The purpose of the Director

Plan is to assist the Company in attracting and retaining highly competent individuals to serve as non-employee directors. The Company has reserved 50,000 shares of common stock for issuance pursuant to the Director Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Director Plan. The exercise price per share of options granted under the Director Plan shall not be less than 100% of the fair market value of the common stock on the date of grant. Such options become exercisable at the rate of 20% per year beginning on the first anniversary date of the grant and the maximum term for a grant is ten years. As of December 31, 2005, there were 44,194 options available for grant.

Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as provided by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 allows for a prospective method of adoption of SFAS 123, whereas, the Company can prospectively account for the current expense of options granted during 2003 and thereafter, as a results prior years were not restated.

A summary of the status of options under the Company's stock-based compensation plans at December 31, 2005, 2004 and 2003 is presented below:

	2005		2004		2003	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,279,491	$ 5.43	1,315,249	$ 5.43	1,327,110	$ 5.43
Granted	-	-	-	-	-	-
Exercised	(13,474)	2.82	(23,943)	2.52	(5,735)	2.77
Forfeited	(3,374)	5.60	(11,815)	2.78	(6,126)	6.03
Outstanding at end of year	1,262,643	$ 5.58	1,279,491	$ 5.58	1,315,249	$ 5.44
Grants exercisable at year-end	1,150,088	$ 5.78	1,057,313	$ 6.06	900,466	$ 6.65

There were no stock options granted in 2005, 2004 or 2003.

The following table summarizes information about the outstanding options at December 31, 2005:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Options Exercisable
$ 10.00	484,763	1.7 years	484,763
2.25	175,860	3.2 years	75,860
2.84	335,672	4.6 years	335,672
2.88	266,348	6.4 years	153,793
	1,262,643		1,150,088

Remaining non-exercisable options as of December 31, 2005 become exercisable as follows:

2006	56,278
2007	56,278
	112,556

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan, which covers substantially all employees in the United States. Participants are permitted to make contributions of up to 15% of their compensation not to exceed certain limits. The Company makes matching contributions to the Plan at a rate not to exceed 3% of compensation as defined. The Company contributed approximately $200,000, $150,000 and $190,000 to the Plan during 2005, 2004 and 2003, respectively.

In addition, the Company has a 165(e) Plan that covers substantially all employees in Puerto Rico. The Company made contributions of approximately $25,000, $20,000 and $17,000 to the Plan during 2005, 2004, and 2003.

In March 1998, the Board of Directors authorized an Employee Stock Purchase Plan, which covers substantially all employees. The Plan allows employees to invest up to 10% of their base compensation through payroll deductions. The purchase price will be 15% less than the fair market value on the last day of the purchase period. The Company made contributions of approximately $515 to the Plan during 2003. In accordance with the Plan document, the Plan terminated automatically on March 1, 2004, the fifth anniversary of the Plan start date.

The Company has an Incentive Bonus Program; the Company made contributions of $949,189 and $493,971 during 2005 and 2004 respectively, while no contributions were made during 2003. Contributions are determined by the Company's pre-tax income.

13. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation on a number of matters and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company's financial positions or cash flows.

In 2006, the Company will complete the regulatory dry docking for both of the RORO barges. The dry docking cost is estimated to range between $6.0 and $7.0 million. Upon completion, both RORO barges will be certified for an additional five years.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Accounts Receivable and Accounts Payable- The carrying amounts of accounts receivable and accounts payable approximate fair value due to the relatively short maturities.

Long Term Debt - Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt instruments. For the year ended December 31, 2005 the estimated fair value of the Company's long-term debt were less than the carrying values by approximately $997,266. This difference in the fair value and the carrying value is based on the anticipated increase in the Company's prime-lending rate over the life of the Company's fixed rate debt.

15. SEGMENTS

The Company's primary business is to transport freight from its origination point in the continental United States to San Juan, Puerto Rico and from San Juan, Puerto Rico to its destination point in the continental United States. The Company provides a domestic trucking system and a barge vessel system, which work in conjunction with each other to service its customers.

While each of the services that the Company performs related to the transportation of goods may be considered to be separate business activities, the Company does not capture or report these activities separately because all activities are considered part of the Company's "Intermodal Model" for providing customer service. (Intermodal is a term used to represent the variety of transportation services the Company provides to move products from one location to another, including but not limited to air, water, land and rail.) The Company provides intermodal services to its customers from the continental United States to San Juan, Puerto Rico. Customers are billed for the transportation of goods from the point of origin to the final destination, and are not billed separately for inland or marine transportation.

While the Company is able to track the expenses for these services separately, the Company does not capture the revenues based on inland or marine transportation because the results of revenues are not considered relevant to the model currently employed by the Company. Instead the management and directors of the Company make operating and reporting decisions based on the total results of operations.

16. CONCENTRATION OF GEOGRAPHIC MARKET RISK

The Company transports freight between the Continental United States and Puerto Rico for companies in diversified industries who have operations located there. There is no one customer that comprises over 10% of the Company total revenues. The Company performs periodic credit evaluations of the customer's financial condition and as a condition of the extension of credit the customer agrees that the Company shall have the right to exercise a lien against any shipment tendered. At December 31, 2005 and 2004, accounts receivable was approximately $15.1 million and $15.6 million respectively. Receivables are generally due within 45 days. Credit losses have been within management's expectations. The Company leases its tug charter from a single vendor, however the Company believes this risk is mitigated by the availability of tugboat providers currently in the market.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarter Ended	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Operating revenues	$ 24,365,534	$ 27,179,734	$ 26,213,734	$ 28,099,615
Operating income	3,529,791	5,095,066	4,265,371	5,360,073
Net income	975,801	2,510,292	1,586,030	2,762,242
Net income attributable to common shares	975,801	2,510,292	1,586,030	2,762,242
Net income per share -				
basic	0.08	0.21	0.13	0.23
diluted	$ 0.08	$ 0.20	$ 0.13	$ 0.22

Quarter Ended	March 31, 2004	June 30, 2004 (2)	September 30, 2004	December 31, 2004 (1)
Operating revenues	$ 22,908,730	$ 24,102,899	$ 23,938,849	$ 27,824,188
Operating income	1,052,715	1,660,296	1,976,925	3,906,724
Net income	359,158	988,823	1,154,205	1,938,424
Net income (loss) attributable to common shares	(91,796)	527,791	654,531	1,262,145
Net income (loss) per share				
basic	(0.01)	0.04	0.06	0.11
diluted	$ (0.01)	$ 0.04	$ 0.06	$ 0.10

(1) On December 1, 2004, the Company acquired K-Corp, a company whose shareholders were also controlling shareholders of Trailer Bridge, Inc. Prior to the acquisition, the Company leased two RO/RO vessels and a ramp system in San Juan, Puerto Rico. The Company financed this acquisition with a portion of the proceeds of the $ 85 million senior secured notes with a 9 1/4% fixed interest rate. This transaction was accretive in that the Company reduced its operating lease expense payments to K-Corp and incurred additional interest and depreciation which together resulted in a $213,591 increase in operating income for the month of December 2004. In connection with the $85 million senior secured notes, the Company paid off its existing credit facility which resulted in the write off of deferred loan costs of $381,523 in December 2004 , which increased interest expense and decreased net income of the same amount. Further, in connection with the acquisition of K-Corp, the Company redeemed the Preferred Stock Series B. In accordance with EITF D-42, the $456,298 excess of (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock in the Company's balance sheet was subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.

(2) In June 2004, the Company received a favorable legal determination regarding the Volume of Business Tax in the Guaynabo Municipality of Puerto Rico, which resulted in a $250,000 reversal, which increased operating income by the same amount.

BDO Seidman, LLP
Accountants and Consultants

Mellon Financial Center
1111 Brickell Avenue, Suite 2801
Miami, Florida 33131
Telephone: (305) 381-8000
Fax: (305) 374-1175

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Trailer Bridge, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheets of Trailer Bridge, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders' equity (capital deficit), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trailer Bridge, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP
Certified Public Accountants

Miami, Florida
March 10, 2006

Corporate Directory

Board of Directors:

ohn D. McCown,
Chairman/CEO,
railer Bridge, Inc.

Robert P. Burke,
Burke Holdings, LLC

Malcom P. McLean, Jr.,
President,
MPM Properties, Inc.

Greggory B. Mendenhall,
Special Counsel,
Sheppard Mullin Richter & Hampton LLP

Nickel H.S. van Reesema,
President/Principal Owner,
Strong Vessel Operators LLC

Peter S. Shaerf,
Senior Vice President,
American Marine Advisors, Inc.

Allen L. Stevens,
President,
Stevens Industries, Inc.

Officers:

ohn D. McCown,
Chairman and Chief Executive Officer

Ralph W. Heim,
President and Chief Operating Officer

William G. Gotimer, Jr.,
Executive Vice President,
General Counsel and Secretary

. Edward Morley,
Vice President-Operations

Mark A. Tanner,
Vice President-Administration and CFO

Robert van Dijk,
Vice President-Pricing

David A. Miskowiec,
Vice President-Sales
Adam E. Gawrysh
Vice-President-Inland Operations

Contact Information:

Address: 10405 New Berlin Road East,
Jacksonville, FL 32226
Main Phone Number: (800) 554-1589
Customer Service Number: (800) 727-3859
Bookings and Rates: (800) 727-3859
Truck Dispatch Number: (800) 964-4550
Main Fax Number: (904) 751-7444
Website: www.trailerbridge.com

Stock Information:

Symbol (Nasdaq): TRBR
2005 High Price: $9.94
2005 Low Price: $6.96
2005 Average Daily Volume: 4,595
Approximate Total Shareholders: 900
Transfer Agent: Computershare Trust Company, N.A.
(781) 575-2934

To obtain a copy of the Form 10-K Annual Report Filed with the SEC, please send a request in writing to the Corporate Secretary.

The Trailer Bridge Team

John Adkins James "Ail" Ailstock Jen Albritton Ronald "Copper" Allen Donny "Coyote" Altland Debi Andersen Lynnette Andrews Cesar Arevalo Mike Babka Keith "Bear Man" Baehr Francis "Band Aid" Baker Cleo Baltazar Sandra Batts Diana Beckford Rosaida Bobea Thomas "Retread" Boulrice Kenneth "Hangman" Bradley Alison Brannon Daniel "Ghostrider" Brown Lanel "Automatic" Brown Larry "Southern Yankee" Brown Nicole Brown Wesley "Pinto Bean" Brown David "Road Demon" Burhans Bob Burke Bart "Maverick" Butler Melvin "Peon" Byler Walter "Bandit" Campbell, Jr. William "Bill" Canty Susan Capo John Chester Pat Clarke Mike Clowers Charles Cobb Charles Cochran John Cole Ivy Crisp Joe Cruise Geraldo Cruz Wildia Cruz-Lopez Chris Curley Kevin Dachenhausen Shenelle Davis Jose De Jesus Lissette Diaz Tabatha Dickerson James "Black Bart" Dixon Jonathan "J.D." Donaldson Larry "Mushroom" Dunn Roger "Shagnasty" Durbin James "Longfellow" Eades Sallye Eveland Clark "Leapin Lizard" Findley Josie Fleming Robert Flockerzi Kenny Fougnie Harvey "Bush Hog" Foxworth Johnny Frazier Torrie Freeman Steve Fritz Dani Galarza Alicia Gamez Adam Gawrysh Tracey Glymph Racheal Goicoechea Nancy Gooch Bill Gotimer, Jr. Juanita Guzman Felix Guzman-Morales Steve Halter Natasha Hammill William "Bubba" Hanson Melinda Harrington Jennifer Harvey Ralph Heim Sarah Helms Richard "Animal" Henderson Nydia Hernandez Mary Ann Holmes Brenda Horan Dave Hudgens Valerie Jannetti Pam Jantzen Gerard "Bamm-Bamm" Jean Julius "Gearhead" Jensen Ann Jones Bonnie Jones Hugh "Boots" Jones Dean Joslyn George Kawaley Janiece Landon Calvin "Baby Boy" Lanier Roger Lauderman Karin Lauer Mike Lealamanua Charles "Possum" Lee William "Tenny Shoe" Lee David "Handyman" Leino Cathy Leon Rosa Martinez Zariza Martinez Nathaniel "Prayer Warrior" Mathis John McCown Jim McDonald Manuel McGinn Torri McKinnies Malcom McLean, Jr. Greg Mendenhall Jose Mendez William "Bill" Mericle Gary "Seldom Seen" Meyer Jessica Mickey Terry Mickey Alan Miller Christian Miller Dave Miskowiec Jose Montalvo David Moore Jose Morales Ed Morley Lorraine Morrow Liz Nobles Robert "Iceman" Nutter Anne O'Donnell Michelle Olmo Reynaldo Ortega Gilberto Pagan Wanda Parker Dale Parkinson Sandee Parrish Carmen Perez Edgar Perez Curtis "Blue Knight" Perry Keith Perry Angie Pinilla Robert "Big Wheel" Polk Salvador Pons Charles "Chuck" Porter Dan "Junkyard Dog" Powe Ken "Honky Tonk" Powe Joe Powers Harry "Wild Child" Price Santos Ramirez Frank Ray Kevin "Turtle" Reese Miguel Reyes-Rodriguez Herbie Rios Jeff Rivera Julio Rodriguez Ronald "Roger Rabbit" Rogers Willie "Wee Willie" Rogers Kermit Rosado Raul Rosado-Reyes Wayne "Blackbeard" Ross Scott Russell Gary Salvador Salvador Sanchez James Sanders Ruben Santiago Ronnie Sapp Cathy Senesac Peter Shaerf Tom Shaw Kerry Shugart Don "Shade Tree" Simpson Dick Snodgrass Susan Sontag Danielle Spence Allen Stevens Darrell "Traveller" Stewart Ralph "Silver Dollar" Stidham Dawn Swed Mark Tanner Aimee Taule Ashley Teate Jay Thomassen Shirley Thornton Robert "Slep Rock" Threatt Jamie Torres Ronald "Scarecrow" Trezza Alicia Unsen Robbie van Dijk Nickel van Reesema Pam Varnado Jocelyn Vega Charles "Nite Train" Vollmer Frank "Yardbird" Ward Wayne "Redbeard" Webster Francis "Lonesome" Weller Amanda Williams Charles "Florida Fox" Williams Jill Winkle Robert "PA Kid" Winkle Robert "Bobcat" Wright Peter Wynkoop Richard Yantis

Trailer Bridge, Inc.

10405 New Berlin Road East, Jacksonville, FL 32226
(800) 554-1589
(904) 751-7100
Fax (904) 751-7444
www.trailerbridge.com